Exhibit 99.2

Jiuzi Holdings Inc. Recruits Five New Franchisees in Guangxi

HANGZHOU, China, July 27, 2022 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ: JZXN; the "Company"), a leading new energy vehicle (NEV) dealership group under the brand name "Jiuzi" in China, today announced that its operating entity, Hangzhou Zhitongche Technology Limited (“Zhitongche”), has added five new franchisees in Guangxi Zhuang Autonomous Region (“Guangxi”), China since the execution of the regional exclusive agency agreement (the “Agreement” with Shanghai Aiways Yiwei Automobiles Sales Co., Ltd. (“Aiways Yiwei”), the subsidiary of Aiways Automobiles Company Ltd. (“Aiways Auto”).

Pursuant to the Agreement, in the first two months of the one-year term, or starting on July 1st, 2022, Zhitongche will establish 12 Aiways experience centers in major cities in Guangxi. Since the signing of the agreement, Zhitongche has made fruitful progress by recruiting five franchisees in Nanning, Liuzhou, Beihai, Guilin, and Yulin, among which three franchisees have paid the franchise fees in full. In the meantime, Zhitongche is also negotiating with 12 potential franchisees who have expressed interest in joining.

“I’m extremely proud of the great achievement that our brilliant Guangxi team has made in such a short period. Our success in gaining new franchisees is due to the synergy effect created by the brand awareness of Jiuzi and Aiways”, said Mr. Shuibo Zhang, CEO of Jiuzi Holdings, Inc., “Our Jiuzi brand is well recognized in Guangxi through our existing 13 franchise stores. By leveraging the additional prestige of Aiways brand, we believe the collaboration with Aiways would accelerate our business expansion in Guangxi. Due to our fast expansion as a result of the collaboration Aiways, we expect to add 13 new franchise stores in Guangxi by the end of this year in addition to the 12 existing ones, adding to a total of 25 new franchise stores in Guangxi in 2022.”

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name "Jiuzi" to sell New Energy Vehicles ("NEVs") in third and fourth-tier cities in China. The Company mainly sells battery-operated electric vehicles and sources NEVs through more than twenty NEV manufacturers. It has 51 operating franchise stores and one company-owned store. For more information, visit the Company's website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. They are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs, including the expectation that the Offering will be completed. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent events, circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and its other filings with the SEC.

For more information, please contact:

Stephen Tong

Email: jiuzi@mana-ir.com